K&L|GATES

40-33

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

October 19, 2010

Via Hand Delivery

Office of the Secretary
United States Securities and Exchange
Commission
100 F Street, NE
Washington, DC 20549

Calamos Convertible and High Income Fund (SEC File No. 811- 21319)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of Calamos Convertible and High Income Fund (SEC File No. 811- 21319) (the "Fund"), and the persons and entities listed on Appendix A to this letter, we are filing, pursuant to Section 33 of the Investment Company Act of 1940, the enclosed copy of plaintiff's Notice of Voluntary Dismissal in the case of Rutgers Casualty Insurance Co. v. Calamos et al., case number 10-CV-05106, which was filed in U.S. District Court for the Northern District of Illinois on October 5, 2010. The filing relates to the Fund and the persons and entities listed in Appendix A.

Please contact the undersigned at (202) 778-9220 if you have any questions regarding this filing.

Very truly yours,

Eric S. Purple

encl.

cc: J. Christopher Jackson, Calamos AdvisorsLLC
Paulita Pike, K&L Gates LLP
John Rotunno, K&L Gates LLP
Paul Walsen, K&L Gates LLP

D-1189137 v1

10000832

K&L|GATES

Appendix A

Affiliated Persons, or Former Affiliated Persons, of Calamos Convertible and High Income Fund (the "Fund") Named as Defendants in Rutgers Cas. Ins. Co. v. Calamos et al.:

- John P. Calamos Sr., Chairman of the Board of the Fund
- Nick P. Calamos, Former Trustee of the Fund
- Weston W. Marsh, Independent Trustee of the Fund
- Joe F. Hannauer, Former Independent Trustee of the Fund
- John E. Neal, Independent Trustee of the Fund
- William R. Rybak, Independent Trustee of the Fund
- Stephen B. Timbers, Lead Independent Trustee of the Fund
- David D. Tripple, Independent Trustee of the Fund
- Calamos AdvisorsLLC, Investment Adviser to the Fund
- Calamos Asset Management, Inc., Indirect Parent Company of the Fund's Investment Adviser

UNITED STATES DISTRICT COURT
NOTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

RUTGERS CASUALTY INSURANCE COMPANY, individually and on behalf of all others similarly situated, Plaintiff, v. JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible and High Income Fund, NICK P. CALAMOS, former Trustee of the Calamos Convertible and High Income Fund, WESTON W. MARSH, Trustee of the Calamos Convertible and High Income Fund, JOE F. HANAUER, former Trustee of the Calamos Convertible and High Income Fund, JOHN E. NEAL, Trustee of the Calamos Convertible and High Income Fund, WILLIAM R. RYBAK, Trustee of the Calamos Convertible and High Income Fund, STEPHEN B. TIMBERS, Trustee of the Calamos Convertible and High Income Fund, DAVID D. TRIPPLE, Trustee of the Calamos Convertible and High Income Fund, CALAMOS ADVISORS, LLC, an investment advisor and Delaware limited liability company, CALAMOS ASSET MANAGEMENT, INC, a Delaware corporation and publicly-held holding company, CALAMOS CONVERTIBLE AND HIGH INCOME FUND, a Delaware statutory trust, and JOHN AND JANE DOES 1-100, Defendants.	Civil Action No. 1:10-cv-05106 Honorable Charles R. Norgle, Sr **NOTICE OF VOLUNTARY DISMISSAL WITHOUT PREJUDICE AS TO DEFENDANTS**

Plaintiff Rutgers Casualty Insurance Company, by and through the undersigned counsel, hereby voluntarily dismisses its claims without prejudice against Defendants pursuant to Rule

41(a)(1)(A)(i) of the Federal Rules of Civil Procedure. Defendants have not served an answer or motion for summary judgment to Plaintiff's complaint.

Dated: October 5, 2010

POMERANTZ HAUDEK GROSSMAN & GROSS LLP

By: s/Patrick V. Dahlstrom
Patrick V. Dahlstrom

10 South LaSalle Street, Suite 3505
Chicago, IL 60603
Telephone: 312-377-1181
Facsimile: 312-377-1184
pdahlstrom@pomlaw.com

POMERANTZ HAUDEK GROSSMAN & GROSS LLP
Marc I. Gross
Murielle J. Steven
Jeremy A. Lieberman
100 Park Avenue, 26th Floor
New York, New York 10017
Telephone: 212-661-1100
Facsimile: 212-661-8665
migross@pomlaw.com
mjsteven@pomlaw.com
jalieberman@pomlaw.com

Attorneys for Plaintiff